Exhibit 99.1

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that Amendment No. 2 to Schedule 13D dated on or about the date hereof (the “Amendment No. 2”), amending and supplementing the statement on Schedule 13D originally filed on October 1, 2019, is filed on behalf of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: December 31, 2020

GREAT ELM GROUP, INC.

By:	/s/ Adam Kleinman
	Name:	Adam Kleinman
	Title:	President, Chief Operating Officer and Secretary

FOREST INVESTMENTS, INC.

By:	/s/ Brent J. Pearson
	Name:	Brent J. Pearson
	Title:	Chief Financial Officer